EXHIBIT 1.02

Conflict Minerals Report of Elecsys Corporation
in Accordance with Rule 13p-1 under the Securities and Exchange Act of 1934

This is the Conflict Minerals Report of Elecsys Corporation and Subsidiary (“Elecsys” or the “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in the Report, unless otherwise defined herein.

Elecsys provides innovative machine-to-machine (“M2M”) communication technology solutions, data acquisition and management systems, and custom electronic equipment for critical industrial applications. The Company’s primary markets for its M2M solutions include energy production and distribution, utilities, transportation infrastructure, logistics, and asset management. The Company’s proprietary technology solutions include the following products and/or product lines:

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Remote monitoring solutions: This product line includes the Company’s Watchdog products and the RFM-100, both of which connect remote field sites with host data systems to monitor and control key parameters anywhere in the world.

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Industrial data communications: The Director and RediLink series of products are remote field devices providing process monitoring, data communication, and cyber security solutions for real-time data acquisition and control in industrial applications.

•	Mobile data acquisition: This includes the Company’s Radix product line of ultra-rugged handheld computers and integrated peripherals used for data collection and asset management.

In addition to the Company’s development, manufacture, and support of proprietary technology and equipment, Elecsys also manufactures custom electronic solutions for original equipment manufacturers (“OEM”). The Company manufactures these rugged, reliable, and application specific electronic assemblies designed by our OEM customers for numerous industrial applications. These industrial applications include, but are not limited to, agriculture, transportation, and safety and security systems.

All of the Company’s products and assemblies include circuit boards, communication devices or other electronic components that may contain conflict minerals. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten. Elecsys undertook due diligence to determine the country of origin for the conflict minerals used in its products and assemblies where the conflict minerals used are necessary for functionality or production.

Elecsys’ due diligence measures were based on OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework. All of the Company’s products and assemblies that are subject to Rule 13p-1 are several levels removed from the mining of conflict minerals and the Company makes no purchases in the Covered Countries. Accordingly, Elecsys’ due diligence measures consisted primarily of conducting a supply-chain survey with direct suppliers of materials containing conflict minerals.

All of the Company’s suppliers were not able to provide sufficient information to conclude or identify the country of origin of the conflict minerals contained in the parts and components supplied to Elecsys or represent that the parts or components contained conflict minerals from recycled or scrap sources.

As a result, Elecsys is unable to determine the country of origin of the conflict minerals used in its products and assemblies. This report has not been subjected to an independent private sector audit as allowed under Rule 13p-1.

In the next compliance period, Elecsys intends to continue to implement steps to engage with its suppliers with a goal of improving the rate and quality of responses from suppliers in order to mitigate the risk that the conflict minerals necessary to the functionality or production of Elecsys’ products and assemblies do not benefit armed groups.